SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                        FINANCIAL INDUSTRIES CORPORATION
                                (Name of Issuer)

                          Common Stock, par value $.20
                         (Title of Class of Securities)

                                   317574 101
                                 (CUSIP Number)

                                  Roy F. Mitte
                     701 Brazos Street, Austin, Texas 78701
                                  512-404-5080
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 15, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13-1(g), check the following box. [ ]



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CUSIP No.  317574 101                                                       13D

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Roy F. and Joann Cole Mitte Foundation
         EIN 74-2766058

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      [  ]
         (b)      [  ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:                   OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):                  [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:          State of Texas

NUMBER OF        7.       SOLE VOTING POWER:                          -0-
 SHARES

BENEFICIALLY     8.       SHARED VOTING POWER:                        1,552,206
 OWNED BY

EACH             9.       SOLE DISPOSITIVE POWER:                     -0-
 REPORTING

PERSON WITH     10.      SHARED DISPOSITIVE POWER:                   1,552,206

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                                  1,552,206

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:                                  [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                                                     30.71 %

14.      TYPE OF REPORTING PERSON:                   00


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CUSIP No.  317574 101                                                       13D

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Roy F. Mitte

11.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         1.       [  ]
         2.       [  ]

12.      SEC USE ONLY

13.      SOURCE OF FUNDS:                   OO

14.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):                  [   ]

15.      CITIZENSHIP OR PLACE OF ORGANIZATION:          State of Texas

NUMBER OF        7.       SOLE VOTING POWER:                          -0-
 SHARES

BENEFICIALLY     8.       SHARED VOTING POWER:                        1,552,206
 OWNED BY

EACH             9.       SOLE DISPOSITIVE POWER:                     -0-
 REPORTING

PERSON WITH     10.      SHARED DISPOSITIVE POWER:                    1,552,206

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                                  1,552,206

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:                                     [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                                                     30.71 %

14.      TYPE OF REPORTING PERSON:                   00



                                    Page 3 of 9
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CUSIP No.  317574 101                                                       13D

11.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Joann Cole Mitte

12.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      [  ]
         (b)      [  ]

13.      SEC USE ONLY

14.      SOURCE OF FUNDS:                   OO

15.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):                  [   ]

16.      CITIZENSHIP OR PLACE OF ORGANIZATION:          State of Texas

NUMBER OF       7.       SOLE VOTING POWER:                          -0-
 SHARES

BENEFICIALLY    8.       SHARED VOTING POWER:                        1,552,206
 OWNED BY

EACH            9.       SOLE DISPOSITIVE POWER:                     -0-
 REPORTING

PERSON WITH    10.      SHARED DISPOSITIVE POWER:                   1,552,206

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                                  1,552,206

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:                                     [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                                                     30.71 %

14.      TYPE OF REPORTING PERSON:                   00



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Item 1.           Security and Issuer.

                  This Statement relates to the Common Stock, par value $.20 (the "Common Stock") of Financial Industries Corporation, a Texas Company (the "Company"). The principal executive office of the Company is located at 701 Brazos Street, Austin, Texas 78701.

Item 2.           Identity and Background.

               1. This Statement is filed on behalf of The Roy F. and Joann Cole Mitte Foundation, a non-profit corporation/membership organization (the "Foundation"), and its two members, Roy F. Mitte ("Roy Mitte") and Joann Cole Mitte ("Joann Mitte" and together with Roy Mitte, the "Mittes"), both individuals. The Internal Revenue Service has determined that the Foundation is exempt from federal income tax under section 501(a) of the Internal Revenue Code (the "Code") as an organization described in section 501(c)(3) of the Code.

               2. The address of the Foundation and the Mittes is 701 Brazos Street, Austin, Texas 78701.

               3. The Foundation's principal business is the granting of educational scholarship funds to qualifying students. The principal occupation of Roy Mitte is Chairman, President and Chief Executive Officer of the Company; Chairman, President and Chief Executive Officer of InterContinental Life Corporation ("ILCO"); and Chairman, President and Chief Executive Officer of various subsidiary companies of the Company and ILCO. The principal occupation of Joann Mitte is Member and Director of the Foundation. All of the Foundation's directors and executive officers are U.S.
                    citizens. The names, business addresses and principal occupations of the directors of the Foundation (other than Roy Mitte and Joann Mitte) are listed on Exhibit A, hereto.

               4. During the last five years, neither the Foundation, nor any officer or director of the Foundation, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               5. During the last five years, neither the Foundation, nor any executive officer or director of the Foundation, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               6. The Foundation is organized under the laws of the State of Texas.

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Item 3.             Source and Amount of Funds or Other Consideration.

                    On   June 15, 2000,  Roy F. Mitte and Joann Cole Mitte,  his
                    wife, contributed 1,552,206 shares (the "Shares") of Common Stock to the Foundation.


Item 4.             Purpose of Transaction.

                    The Foundation has no present plans that relate to or would result in transactions of the type described under items (a) to (j) of Item 4 of Schedule 13D.

Item 5.             Interest in Securities of the Issuer.

                    (a) As of the date hereof, based on the Company's most recent filing on Form 10-Q, the Foundation owns of record and beneficially 1,552,206 shares of the issued and outstanding Common Stock, or 30.71%. Each of the Mittes may be deemed to beneficially own 1,552,206 shares, or 30.71%, of the Common Stock.

                    (b) The Board of Directors of the Foundation collectively has the power to vote and cause the officers of the Foundation to dispose of the Shares. As sole members of the Foundation, the Mittes have the power to appoint and remove the directors of the Foundation. Accordingly, the Mittes and the Foundation may be deemed to have shared power to vote and dispose of the Shares.

                    To the best knowledge of the Foundation and the Mittes, the following individuals named in Item 2, above, own shares of the Common Stock:

                    Name                               Number of Share

                  John D. Barnett                                      2,000
                  Joseph F. Crowe                                      1,500
                  Jerome H. Supple                                       200

                    (c) Except for the donation of Common Stock to the Foundation described in Item 3, above, there were no transactions in the Common Stock of the Issuer by the Foundation during the past 60 days.

                    (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock

                    (e)  Not Applicable.

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Item 6.             Contracts, Arrangements, Understandings or Relationships
                    With Respect to Securities of the Issuer.

                    None.

Item 7.             Material to be Filed as Exhibits.

                    None.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 26, 2000

                                The Roy F. and Joann Cole Mitte Foundation

                                By:

                                    Roy F. Mitte, President, Director and Member


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 26, 2000


                                    Roy F. Mitte


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 26, 2000


                                    Joann Cole Mitte

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                                    Exhibit A

             Directors of The Roy F. and Joann Cole Mitte Foundation

The following information is provided as to each director of the Foundation:
(A) Name; (B) business address; and (C) principal occupation:


(A)      John D. Barnett
(B)      1614 San Pedro Ave., Suite 150, San Antonio, TX 78232
(C)      Vice President,  Investment Professionals, Inc.

(A)      Robert A. Bender
(B)      701 Brazos Street, Austin, Texas 78701
(C) Director of the Foundation; Director, InterContinental Life Corporation; Vice President, Investors Life Insurance Company of North America ( a subsidiary of InterContinental Life Corporation).

(A)      Joseph F. Crowe
(B)      706 Golf Crest Lane, Austin, TX 78734
(C)      Director of the Foundation; Director, Financial Industries Corporation.

(A)      Aydi Doyal
(B)      701 Brazos Street, Austin, TX 78701
(C) Director of the Foundation; Officer of the Foundation; Assistant to the Chairman of the Company.

(A)      W. Lewis Gilcrease
(B)      119 West San Antonio, San Marcos, TX 78666
(C) Dentist; Director of the Foundation; Director, InterContinental Life Corporation.

(A)      M. Scott  Mitte
(B)      701 Brazos Street, Austin, TX 78701
(C)      Director of the Foundation.

(A)      Eugene E. Payne
(B)      701 Brazos Street, Austin, Texas 78701
(C) Director of the Foundation; Director, Vice President and Secretary of InterContinental Life Corporation; Vice President and Secretary of Financial Industries Corporation.

(A)      Walter L. Reed, Jr.
(B)      701 Brazos Street, Austin, TX 78701
(C) Director of the Foundation; Senior Vice President of various insurance subsidiaries of Financial Industries Corporation and InterContinental Life Corporation.

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(A)      Jerome H. Supple
(B)      1020 J.C. Kellam - 601 University Drive, San Marcos, TX 78666
(C) Director of the Foundation; President and Professor of Chemistry, Southwest Texas State University.









































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